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Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDEND REQUIREMENT

	Year Ended December 31,
(dollars in thousands)	2013	2012	2011	2010	2009
Earnings:
Income before income taxes	$75,325	$56,172	$38,289	$25,755	$16,384
Fixed charges, excluding preferred stock dividend requirement	12,504	14,414	20,077	19,832	24,809

Total earnings including fixed charges(a)	$87,829	$70,586	$58,366	$45,587	$41,193

Fixed charges:
Interest on deposits	$10,614	$12,057	$17,248	$16,886	$20,956
Interest on customer repurchase agreements and federal funds purchased	254	325	685	731	957
Interest on short-term borrowings	—	3	—	27	611
Interest on long-term borrowings deposits	1,636	2,029	2,144	2,188	2,285
Preferred stock dividend requirements (pre-tax)	907	901	2,356	2,009	3,628

Total fixed charges(b)	$13,411	$15,315	$22,433	$21,841	$28,437

Ratio of earnings to fixed charges and preferred stock dividend requirement (pre-tax)(a/b)	6.55	4.61	2.60	2.09	1.45
Earnings, excluding interest on deposits:
Total earnings including fixed charges	$87,829	$70,586	$58,366	$45,587	$41,193
Less interest on deposits	10,614	12,057	17,248	16,886	20,956

Total earnings excluding interest on deposits(c)	$77,215	$58,529	$41,118	$28,701	$20,237

Fixed charges, excluding interest on deposits:
Total fixed charges	$13,411	$15,315	$22,433	$21,841	$28,437
Less interest on deposits	10,614	12,057	17,248	16,886	20,956

Total fixed charges, excluding interest on deposits(d)	$2,797	$3,258	$5,185	$4,955	$7,481

Ratio of earnings to fixed charges and preferred stock dividend requirement (pre-tax), excluding interest on deposits(c/d)	27.61	17.96	7.93	5.79	2.71

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  Exhibit 12
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENT